UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  June 5, 2018

ILG, Inc.

(Exact name of registrant as specified in charter)

Delaware	001-34062	26-2590997
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

6262 Sunset Drive, Miami, FL		33143
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code:            (305) 666-1861

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933(§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 8.01.    Other Events.

ILG, Inc. (“ILG”) is filing this Current Report on Form 8-K to revise its consolidated balance sheets as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and financial statement schedule comprising Item 8 of our 2017 Form 10-K (collectively referred to as the “Consolidated Financial Statements”). The Consolidated Financial Statements have been recast to reflect ILG’s adoption of the Financial Accounting Standard Board’s Accounting Standards Codification Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) on a retrospective basis to facilitate ILG’s previously announced transaction with Marriott Vacations Worldwide Corporation.

These Consolidated Financial Statements are filed as Exhibit 99.1 to this Current Report on Form 8-K and are incorporated herein by reference. These Consolidated Financial Statements have been updated in compliance with generally accepted accounting principles to reflect the retrospective adoption of ASC 606 for the respective periods and disclosure of the pending transactions pursuant to the Agreement and Plan of Merger between ILG, Marriott Vacations Worldwide Corporation and several newly formed subsidiaries that was announced on April 30, 2018.

Except as described above, we have not modified or updated other disclosures contained in ILG's Consolidated Financial Statements included in the 2017 Form 10-K. Accordingly, this Form 8-K, with the exception of the foregoing, does not reflect events occurring after the date of filing of the 2017  Form 10-K or update disclosures to already disclosed subsequent events or that are affected by any further subsequent events. Consequently, all other information not affected by the additions described above is unchanged and reflects the disclosures and other information made at the dates of the filing of the 2017 Form 10-K and should be read in conjunction with our filings with the SEC subsequent to such dates, including amendments to such filings, if any.

ITEM 9.01.    Financial Statements and Exhibits.

(d)Exhibits to this Form 8-K

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP
99.1	The Consolidated Financial Statements as of December 31, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ILG, Inc.

By:	/s/ Victoria J. Kincke
Name:	Victoria J. Kincke
Title:	Executive Vice President, General Counsel
and Secretary

Date:  June 5, 2018